News
Release

C$ unless otherwise stated                                                                                                 TSX/NYSE/PSE: MFC    SEHK: 945
February 10, 2021

This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s Management’s Discussion & Analysis (“MD&A”) and Consolidated Financial Statements for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 2020 net income of $5.9 billion, core earnings of $5.5 billion, APE sales of $5.6 billion, and strong Global WAM net inflows of $8.9 billion
Today, Manulife announced its 2020 and fourth quarter of 2020 (“4Q20”) results. Key highlights include:
◾	Net income attributed to shareholders of $5.9 billion in 2020, up $0.3 billion from 2019, and $1.8 billion in 4Q20, up $0.6 billion from the fourth quarter of 2019 (“4Q19”)
◾	Core earnings[1] of $5.5 billion in 2020, down $0.5 billion from 2019, and $1.5 billion in 4Q20, in line with 4Q19
◾	Strong LICAT ratio[2] of 149%
◾	Core ROE[1] of 10.9% in 2020 and 11.6% in 4Q20, and ROE of 11.6% in 2020 and 14.1% in 4Q20
◾	NBV[1] of $1.8 billion in 2020, down 13%[3] from 2019, and $489 million in 4Q20, down 7% from 4Q19
◾	APE sales[1] of $5.6 billion in 2020, down 8% from 2019, and $1.4 billion in 4Q20, down 5% from 4Q19
◾	Global WAM net inflows[1] of $8.9 billion in 2020 compared with net outflows of $0.9 billion in 2019 and net inflows of $2.8 billion in 4Q20 compared with net inflows of $4.9 billion in 4Q19
◾	As of December 31, 2020, delivered a cumulative reduction in pre-tax annual general expenses of $1.0 billion, achieving our medium-term target two years ahead of schedule
“2020 was an incredibly challenging year in so many ways. Countless people were affected by illness and loss, as well as isolation from loved ones, putting stress on their physical and mental health, and creating anxiety for their financial well-being. We want to thank all of the front-line workers globally for their incredible efforts through this unprecedented time,” said Manulife President & Chief Executive Officer Roy Gori.
“I want to also take this opportunity to thank every colleague, along with our agents and business partners for all they have done to make decisions easier and lives better for our customers over the past year. As the year ahead presents continued challenges, I am enormously grateful for their passion for serving our customers’ evolving needs while most are persevering through the personal and professional challenges of doing so while working from home,” Mr. Gori continued.
“Navigating the challenges presented by the pandemic, we achieved very solid operating results in 2020, illustrating the global strength and diversity of our business, our strong digital capabilities and the tremendous resilience of our team. Core earnings increased year-over-year across three of our four operating segments,

1
Core earnings, core return on common shareholders’ equity (“Core ROE”), new business value (“NBV”), annualized premium equivalent (“APE”) sales, and net flows are non-GAAP measures. See “Performance and Non-GAAP Measures” below and in our 2020 Management’s Discussion and Analysis (“2020 MD&A”) for additional information.

2	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).
3
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 2020 MD&A for additional information.

February 10, 2021 – Press Release Reporting Fourth Quarter Results

Global WAM delivered net inflows of $8.9 billion, and our APE sales were down just 8% compared to 2019,” added Mr. Gori.
“We continued to execute against our strategic priorities1 throughout 2020, including deploying capital to expand our distribution footprint in Asia. Our insurance agency force grew by 21% and now exceeds 115,000 agents. And, we extended our exclusive partnership with Bank Danamon in Indonesia and announced a new exclusive partnership with VietinBank, one of the largest banks in Vietnam,” Mr. Gori noted.
Phil Witherington, Chief Financial Officer, offered, “We continued to make significant progress on improving our expense efficiency in 2020. Core general expenses2 declined by 3% compared with the prior year, and we have now delivered one billion dollars of sustainable expense efficiencies, achieving our 2022 target two years ahead of schedule. In addition, we are on track to achieve our target expense efficiency ratio of less than 50% by 20223, despite headwinds related to the global pandemic.”
“Our LICAT ratio of 149% is strong and we continue to maintain substantial financial flexibility. Reflecting the challenging operating environment and our robust capital position, we delivered Core ROE of 10.9% in 2020. Although the result fell short of our medium-term target of 13% plus, we view this as a good outcome given the circumstances,” added Mr. Witherington.
“The events of the past year have reinforced the value of insurance, well-being, retirement and wealth management programs, and the products and services we provide,” said Mr. Gori.  “And I am optimistic about the tremendous opportunity we have in this year to help people live better, happier and healthier lives.”
2020 BUSINESS HIGHLIGHTS:
We made further progress on portfolio optimization in 2020 through a variety of initiatives. We completed an agreement to reinsure our legacy U.S. Bank-Owned Life Insurance business, experienced continued success from our Annuity Guaranteed Minimum Withdrawal Benefit offer program, and recognized impacts from the sale of alternative long-duration assets enabled by reinsurance of individual and group payout annuity policies. In total, portfolio optimization initiatives generated additional capital benefits of $780 million.
We made significant strategic investments in our technology infrastructure in recent years. As the COVID-19 pandemic took hold globally, we leveraged these investments to provide quality service to our existing customers and to those seeking to purchase our products; 97%4 of our product shelf in Asia and Canada, 90%5 of our Global WAM product shelf and 80%4 of our U.S. product shelf are accessible to customers through virtual face-to-face6 methods. In addition, these investments enabled a seamless transition to remote work arrangements for our employees, 95% of whom have worked remotely for prolonged periods during the pandemic.
In Asia, we increased the number of insurance agents by 21% to over 115,000, announced an exclusive bancassurance partnership with VietinBank7 and reached an early extension of our bancassurance agreement with PT Bank Danamon Indonesia to 2036. In addition, in 4Q20 we received approval from the China Banking and Insurance Regulatory Commission to begin preparation work to establish a new branch in the Shaanxi Province. In Canada, we introduced Health by Design to our Group Benefits product offering, a proactive approach using the latest science, technology and predictive analytics to help each member with their unique health journey. In the U.S., we continued to see growth in our “Vitality for All” strategy through Vitality GO and Vitality PLUS, extending Vitality benefits to all insurance customers and we announced a strategic collaboration with Amazon which adds the Halo wellness band to the devices supported by John Hancock’s Vitality Program. In our Global Wealth and Asset Management business, we acquired a minority stake in Albamen Capital Partners, a private equity infrastructure investment manager with a focus on renewable energy, data centers and other power-intensive

1
Our strategic priorities include Portfolio Optimization, Expense Efficiency, Accelerate Growth, Digital Customer Leader and High Performing Team. For more information, please refer to “Strategic priorities progress update” in our 2020 MD&A.

2	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 2020 MD&A for additional information.
3	See “Caution regarding forward-looking statements” below.
4	Represents the percentage of 2019 APE sales that are currently available for sale via virtual face-to-face methods (applies to Asia, Canada and U.S.).
5	Reflects Global WAM’s AUMA available to new and existing retail and retirement customers.
6	Virtual face-to-face, includes digital as well as non-digital solutions.
7	Pending regulatory approval.
February 10, 2021 – Press Release Reporting Fourth Quarter Results

 infrastructure assets in mainland China and completed the formation of our Retail and Institutional joint venture with Mahindra Finance in India.
FINANCIAL HIGHLIGHTS:
	Quarterly Results		Full Year Results
($ millions, unless otherwise stated)	4Q20	4Q19	2020	2019
Profitability:
Net income attributed to shareholders	$1,780	$1,228	$5,871	$5,602
Core earnings(1)	$1,474	$1,477	$5,516	$6,004
Diluted earnings per common share ($)	$0.89	$0.61	$2.93	$2.77
Diluted core earnings per common share ($)(1)	$0.74	$0.73	$2.75	$2.97
Return on common shareholders’ equity (“ROE”)	14.1%	10.3%	11.6%	12.2%
Core ROE(1)	11.6%	12.5%	10.9%	13.1%
Expense efficiency ratio(1)	52.7%	54.2%	52.9%	52.0%
Performance:
Asia new business value	$368	$390	$1,387	$1,595
Canada new business value	$65	$59	$255	$237
U.S. new business value	$56	$77	$160	$218
Total new business value(1)	$489	$526	$1,802	$2,050
Asia APE sales	$996	$975	$3,869	$4,278
Canada APE sales	$245	$271	$1,148	$1,057
U.S. APE sales	$178	$249	$609	$702
Total APE sales(1)	$1,419	$1,495	$5,626	$6,037
Global Wealth and Asset Management net flows ($ billions)(1)	$2.8	$4.9	$8.9	$(0.9)
Global Wealth and Asset Management gross flows ($ billions)(1)	$31.5	$32.9	$130.2	$114.2
Global Wealth and Asset Management assets under management and administration ($ billions)(1)	$753.6	$681.4	$753.6	$681.4
Financial Strength:
MLI’s LICAT ratio	149%	140%	149%	140%
Financial leverage ratio	26.6%	25.1%	26.6%	25.1%
Book value per common share ($)	$25.00	$23.25	$25.00	$23.25
Book value per common share excluding AOCI ($)	$21.74	$19.94	$21.74	$19.94
(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 2020 MD&A for additional information.
PROFITABILITY:
Reported net income attributed to shareholders of $5.9 billion in 2020, up $0.3 billion from 2019, and $1.8 billion in 4Q20, up $0.6 billion from 4Q19
The $0.3 billion increase in net income attributed to shareholders was primarily due to gains from the direct impact of interest rates in 2020, including gains from the sale of available-for-sale bonds held in Corporate and Other, (compared with losses in 2019, including a $0.5 billion charge related to updated Ultimate Reinvestment Rate assumptions issued by the Canadian Actuarial Standards Board), partially offset by losses on investment-related experience (compared with gains in 2019, including $400 million of core investment gains1) and losses from the direct impact of equity markets and variable annuity guarantee liabilities (compared with gains in 2019).
The $0.6 billion increase in net income attributed to shareholders in 4Q20 compared with the prior year quarter was primarily driven by higher investment-related experience gains, gains from reinsurance transactions compared with losses in 4Q19, and a lower charge from the direct impact of markets.

1	This item is a non-GAAP measure. See “Performance and Non-GAAP measures” below and in our 2020 MD&A for additional information.
February 10, 2021 – Press Release Reporting Fourth Quarter Results

Delivered core earnings of $5.5 billion in 2020, a decrease of 9% compared with 2019, and $1.5 billion in 4Q20, in line with 4Q19
The decrease in core earnings in 2020 compared with 2019 reflects the absence of core investment gains in the year (compared with gains in the prior year), lower investment income in Corporate and Other, less favourable impact of markets on seed money investments in new segregated and mutual funds, and lower new business volumes. These items were partially offset by the impact of in-force business growth, favourable policyholder experience, favourable new business product mix in Hong Kong and Asia Other1, and higher average AUMA in Global Wealth and Asset Management.
Core earnings in 4Q20 were in line with 4Q19, reflecting the absence of core investment gains in the quarter (compared with gains in the prior year quarter) and lower investment income in Corporate and Other; offset by the favourable impact of in-force business growth in Asia and the U.S., higher average AUMA in Global Wealth and Asset Management, favourable experience in our P&C Reinsurance business and lower general expenses.
BUSINESS PERFORMANCE:
New business value (“NBV”) of $1.8 billion in 2020, a decrease of 13% compared with 2019, and $489 million in 4Q20, a decrease of 7% compared with 4Q19
NBV was $1.8 billion in 2020, a decrease of 13% compared with 2019. In Asia, NBV of $1.4 billion was down 14%, driven by lower sales volumes in Hong Kong and Japan and a decline in market interest rates in Hong Kong and Asia Other, partially offset by favourable product mix in Asia Other. In Canada, NBV of $255 million was up 8% from 2019, primarily due to higher margins and higher sales in our insurance businesses. In the U.S., NBV of $160 million was down 27% primarily driven by lower sales volumes.
NBV was $489 million in 4Q20, a decrease of 7% compared with 4Q19. In Asia, NBV of $368 million was down 5% due to lower sales volumes in Hong Kong and less favourable product mix in Japan, partially offset by higher sales and more favourable product mix in Asia Other. In Canada, NBV of $65 million increased 10% compared with 4Q19, primarily driven by higher margins across all business lines, partially offset by lower volumes in small and mid-size group insurance and individual insurance. In the U.S., NBV of $56 million was down 26%, driven primarily by lower international universal life sales volumes.
Annualized premium equivalent (“APE”) sales of $5.6 billion in 2020, a decrease of 8% compared with 2019, and $1.4 billion in 4Q20, a decrease of 5% compared with 4Q19
APE sales were $5.6 billion in 2020, a decrease of 8% compared with 2019. In Asia, APE sales decreased 11% primarily as a result of lower Japan APE sales, which decreased 30% due to accelerated sales of corporate-owned life insurance (“COLI”) products in the first quarter of 2019 in advance of a change in tax regulations and the adverse impact of COVID-19. Hong Kong APE sales decreased 10% driven by the adverse impact of COVID-19 containment measures, and lower sales to mainland Chinese visitors. Asia Other APE sales in 2020 were in line with 2019, as growth in mainland China and Vietnam was offset by the adverse impact of COVID-19 in other markets. In Canada, APE sales increased 9%, primarily driven by higher large-case group insurance sales, higher sales in our lower risk segregated funds and higher affinity market sales within individual insurance, partially offset by lower retail insurance sales due to the adverse impact of COVID-19. In the U.S., APE sales decreased 14%, as lower international universal life, domestic protection universal life, and variable universal life sales, more than offset higher term life and domestic indexed universal life sales. The decline in U.S. APE sales was driven by higher prior year domestic universal life sales in advance of anticipated regulatory changes, as well as the unfavourable impact of COVID-19.
APE sales were $1.4 billion in 4Q20, a decrease of 5% compared with 4Q19. In Asia, APE sales increased 2% as growth in sales in Japan from COLI and higher Asia Other sales from Vietnam and Singapore, were partially offset by lower sales in Hong Kong, due to the tightening of COVID-19 containment measures. In Canada, APE sales decreased 10% primarily driven by lower small and mid-size group insurance and individual insurance sales due to the adverse impact of COVID-19, partially offset by higher sales in our lower risk segregated funds. In the U.S., APE sales decreased 28%, as international universal life sales were unfavourably impacted by COVID-19 and

1	Asia Other excludes Hong Kong and Japan.
February 10, 2021 – Press Release Reporting Fourth Quarter Results

domestic universal life sales decreased compared with a strong prior year quarter, which benefited from higher sales in advance of anticipated regulatory changes.
Reported Global Wealth and Asset Management net inflows of $8.9 billion in 2020, compared with 2019 net outflows of $0.9 billion, and net inflows of $2.8 billion in 4Q20 compared with net inflows of $4.9 billion in 4Q19
Net inflows were $8.9 billion in 2020, compared with net outflows of $0.9 billion in 2019. In Asia, net inflows were $3.9 billion in 2020 compared with net inflows of $4.8 billion in 2019, reflecting lower retail net flows mainly in mainland China and Hong Kong, partially offset by higher net flows in Indonesia Retail and Hong Kong Retirement. In Canada, net inflows were $14.6 billion in 2020 compared with net outflows of $3.6 billion in 2019, driven by improved net inflows in Institutional Asset Management, from the non-recurrence of an $8.5 billion redemption in 2019 and the funding of a $6.9 billion mandate from a new client in the second quarter of 2020, and in Retirement, from lower plan redemptions and individual withdrawals. In the U.S., net outflows were $9.6 billion in 2020 compared with net outflows of $2.0 billion in 2019, driven by a $5.0 billion redemption of an equity mandate and the non-recurrence of several large sales in Institutional Asset Management in 2019, as well as higher redemptions in Retirement, mainly due to member withdrawals under the U.S. CARES Act during the year.
Net inflows were $2.8 billion in 4Q20 compared with net inflows of $4.9 billion in 4Q19. Net inflows in Asia were $2.2 billion in 4Q20 compared with net inflows of $0.2 billion in 4Q19, driven by lower redemptions in Institutional Asset Management and higher gross flows of retail money market funds in Indonesia. Net inflows in Canada were $2.2 billion in 4Q20 compared with net inflows of $1.0 billion in 4Q19, driven by lower plan redemptions in Retirement and higher gross flows1 across the product line-up in Retail. Net outflows in the U.S. were $1.6 billion in 4Q20 compared with net inflows of $3.7 billion in 4Q19, driven by higher redemptions across all business lines and lower new plan sales in Retirement and the non-recurrence of several large sales in Institutional Asset Management in 4Q19, partially offset by higher net inflows in Retail from strong intermediary sales.
QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a Fourth Quarter and Year End 2020 Earnings Results Conference Call at 8:00 a.m. ET on February 11, 2021. For local and international locations, please call 416-340-2217 or toll free, North America 1-800-806-5484 (Passcode: 6747325#). Please call in 15 minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on February 11, 2021 through May 14, 2021 by calling 905-694-9451 or 1-800-408-3053 (Passcode: 1451526#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on February 11, 2021. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Fourth Quarter 2020 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

Media Inquiries Brooke Tucker-Reid (647) 528-9601 brooke_tucker-reid@manulife.com	Investor Relations Adrienne O’Neill (416) 926-6997 adrienne_oneill@manulife.com

1	This item is a non-GAAP measure. See “Performance and Non-GAAP measures” below and in our 2020 MD&A for additional information.
February 10, 2021 – Press Release Reporting Fourth Quarter Results

EARNINGS:
The following table reconciles core earnings to net income attributed to shareholders:
	Quarterly Results			Full Year Results
($ millions)	4Q20	3Q20	4Q19	2020	2019
Core earnings(1)
Global Wealth and Asset Management	$304	$308	$265	$1,100	$1,021
Asia	571	559	494	2,110	2,005
Canada	316	279	288	1,174	1,201
U.S.	479	498	489	1,995	1,876
Corporate and Other (excluding core investment gains)	(196)	(191)	(159)	(863)	(499)
Core investment gains(1)	-	-	100	-	400
Total core earnings	$1,474	$1,453	$1,477	$5,516	$6,004
Items excluded from core earnings: Investment-related experience outside of core earnings	585	147	182	(792)	366
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(323)	390	(389)	932	(778)
Change in actuarial methods and assumptions	-	(198)	-	(198)	(21)
Reinsurance transactions	44	276	(34)	341	81
Tax-related items and other	-	-	(8)	72	(50)
Net income attributed to shareholders	$1,780	$2,068	$1,228	$5,871	$5,602
(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 2020 MD&A for additional information.
PERFORMANCE AND NON-GAAP MEASURES:
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this news release include: core earnings; core ROE; diluted core earnings per common share; core investment gains; core general expenses; expense efficiency ratio; APE sales; new business value; gross flows; net flows; assets under management and administration; average assets under management and administration (“average AUMA”); and constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, core general expenses, APE sales, new business value, and gross flows). Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and Non-GAAP Measures” in our 2020 MD&A.

February 10, 2021 – Press Release Reporting Fourth Quarter Results

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our expense efficiency target, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, and “restore” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the severity, duration and spread of the COVID-19 outbreak, as well as actions that have been or may be taken by governmental authorities to contain COVID-19 or to treat its impact; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 2020 Management’s Discussion and Analysis under “Risk Factors and Risk Management” and “Critical Actuarial and Accounting Policies” and in the “Risk Management” note to the Consolidated Financial Statements for the year ended December 31, 2020 as well as elsewhere in our filings with Canadian and U.S. securities regulators.

February 10, 2021 – Press Release Reporting Fourth Quarter Results

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

February 10, 2021 – Press Release Reporting Fourth Quarter Results